Exhibit 99.(a)(1)(H)

To: [Employee Name Field]

The Intersil Corporation offer to exchange eligible stock options for new stock options (the “Exchange Offer”) is still currently open. Please note that the Exchange Offer will expire TODAY at 5:00 p.m. (EST), unless we extend the Exchange Offer.

According to our records, you have not yet submitted an Election Form for your eligible options. Participation in the Exchange Offer is voluntary; however, if you would like to participate in the Exchange Offer, you must complete an Election Form before the expiration of the Exchange Offer (as described above). The Election Form and other documents relating to the Exchange Offer (including instructions) are available on the Exchange Offer website at https://www.corp-action.net/Intersil/.

If you are not able to submit your Election Form electronically via the Exchange Offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Exchange Offer website for any reason (including lack of internet services), please contact the BNY Mellon Shareowner Services Customer Service Center, or the “Hotline,” at 866-284-5699 from within the United States or 201-680-6579 if dialing from outside the United States

Submission of the Election Form must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. If you have questions, please direct them to the Hotline or the Intersil Option Exchange Administrator using the contact information provided above.

If you are not electing to tender any of your outstanding eligible options for exchange, then no action is required on your part.

Warm regards,

Helene Sanford
Director, Compensation